HEARTLAND PAYMENT SYSTEMS, INC.

47 Hulfish Street, Suite 400

Princeton, New Jersey 08542

August 8, 2005

Via Facsimile and EDGARLink Transmission

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4-6

Washington, D.C. 20549

Attn:                    Ms. Peggy Kim and
Mr. Geoffrey Ossias

Re:                               Heartland Payment Systems, Inc. – Registration Statement on Form S-1
(Commission File No. 333-118073)

Acceleration Request
Requested Date:                                August 10, 2005
Requested Time:                               2:00 p.m.

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Heartland Payment Systems, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-1 (File No. 333-118073) originally filed with the Commission on August 10, 2004, as amended to date, and the Registrant’s Registration Statement on Form 8-A (File No. 001-32594), effective at the Requested Date and Requested Time set forth above or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

1) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3) the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HEARTLAND PAYMENT SYSTEMS, INC.

By:	/s/ Robert H.B. Baldwin, Jr.
Robert H.B. Baldwin, Jr.
Chief Financial Officer